Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2008 DEC 30 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 December 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549 [redacted]
USA

SUPPL

08006338

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Total Voting Rights 1541J
2. Trading Statement 5181J
3. Holding(s) in Company 7877J
4. Holding(s) in Company 8393J
5. Holding(s) in Company 8959J
6. Blocklisting Interim Review 2043K

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp [signature]

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

PROCESSED
JAN 06 2009
THOMSON REUTERS

[handwritten initials] 1/5

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Total Voting Rights
Released	09:24 28-Nov-08
Number	1541J09

RNS Number : 1541J
Michael Page International PLC
28 November 2008

Michael Page International plc

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

As at the date of this announcement, Michael Page International plc's capital consists of 318,659,422 ordinary shares with voting rights. No ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Michael Page International plc is 318,659,422.

The above figure of 318,659,422 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Michael Page International plc, under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page Intl
TIDM	MPI
Headline	Trading Statement
Released	07:00 04-Dec-08
Number	5181J07

RNS Number : 5181J
Michael Page International PLC
04 December 2008

4 December 2008

2008 TRADING UPDATE

Michael Page International plc, the specialist recruitment consultancy, reported at the beginning of October that market conditions had become increasingly challenging as the turmoil in the financial sector had eroded confidence more generally in the wider economy.

This loss of confidence is now more marked and has spread rapidly in November to virtually every industry sector and geographic market in which the Group operates. Consequently, the cautionary behaviour of clients and candidates has increased further, significantly reducing activity levels and shortening the Group's earnings visibility.

With weak market conditions and slowing activity, the Group's cost base and headcount continue to be managed down. Year end headcount is now likely to be around 5,100. The Group now estimates that its full year profits before tax will be around the bottom of the range of current analyst forecasts (Source: Bloomberg £136m) for 2008.

The Group will issue its fourth quarter and 2008 full year trading update on 8 January 2009.

Financial Dynamics	Richard Mountain	0207 269 7186

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:09 09-Dec-08
Number	7877J11

RNS Number : 7877J
Michael Page International PLC
09 December 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL I

2. Reason for notification (yes/no)
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.

4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	5 December 2008
6. Date on which issuer notified:	8 December 2008
7. Threshold(s) that is/are crossed or reached:	Above 6%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggeri		
	Number of shares	Number of voting rights	Number of shares	Number of voting rights	
				Direct	Indirect
GB0030232317	18,935,656	18,935,656	19,485,656		19,485,656

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)

Total (A+B)	
Number of voting rights	Percentage of voting rights
19,485,656	6.11%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indi hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of l Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 068: USA
15. Contact telephone number:	+ 1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:18 09-Dec-08
Number	8393J18

Michael Page
INTERNATIONAL

RNS Number : 8393J
Michael Page International PLC
09 December 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):_____________	

3. Full name of person(s) subject to notification obligation:	FIL Limited (FIL)

4. Full name of shareholder(s) (if different from 3):	See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):	04 December 2008
6. Date on which issuer notified:	05 December 2008
7. Threshold(s) that is/are crossed or reached:	5%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering tı			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Pe vo
				Direct	Indirect	Diı
ISIN GB0030232317	14,288,516	14,288,516	16,322,485	16,322,485		5.1

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting ı

Total (A+B)

Number of voting rights	Percentage of voting rights
16,322,485	5.12%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
See attached schedule

Proxy Voting:	
10. Name of proxy holder:	FIL Limited (FIL)
11. Number of voting rights proxy holder will cease to hold:	2,033,969 shares
12. Date on which proxy holder will cease to hold voting rights:	04 December 2008

13. Additional information:	None
14 Contact name:	Evangelos Karatzas
15. Contact telephone number:	fil-regreporting@fil.com

For notes on how to complete form TR-1 please see the FSA website.

FIL

Issuer name: MICHAEL PAGE INTERNATIONAL PLC

Current ownership percentage: 5.12%

Total shares held: 16,322,485

Issued share capital: 318,659,422

FIL Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including FIL Fund Management Limited

(FFML), FIL Investment Services Ltd (FISL), FIL Gestion (FIGEST), FIL Asset Management (Korea) Limited (FIAKL), FIL Investments Management (Hong Kong) Limited (FIMHK), FIL Pension Management (FPM), Fidelity Investments Japan (FIJ) and FIL Investments International.(FII), Investment managers for various non-US investment companies and institutional clients.

SHARES HELD	NOMINEE	M. CC
99.176	BANK OF NEW YORK BRUSSELS	FP
4,443,578	BROWN BROS HARRIMN LTD LUX	FII
46,573	BROWN BROTHERS HARRIMAN AND CO	FI:
395,780	JP MORGAN, BOURNEMOUTH	FII
12,089	JP MORGAN, BOURNEMOUTH	FII
9,021,441	JP MORGAN, BOURNEMOUTH	FI!
676,627	NORTHERN TRUST LONDON	FP
1,627,221	JP MORGAN, BOURNEMOUTH (C)	FII

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:48 10-Dec-08
Number	8959J14

RNS Number : 8959J
Michael Page International PLC
10 December 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Michael Page International

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):____________	

3. Full name of person(s) subject to notification obligation:	The Nomad Investment Partnershi

4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	4th December 2008
6. Date on which issuer notified:	5th December 2008
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering tra			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Per voti
				Direct	Indirect	Dire
GB00302323177 Ordinary shares	9,511,047	9,511,047	9,713,547	9,713,547	9,713,547	3.0

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	Percentage of voting rights

9,713,547	3.05%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14 Contact name:	Qais Zakaria
15. Contact telephone number:	+44 207 101 1960

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Blocklisting Interim Review
Released	09:50 16-Dec-08
Number	2043K09

RNS Number : 2043K
Michael Page International PLC
16 December 2008

BLOCKLISTING SIX MONTHLY RETURN

Date: 16th December 2008

1. Name of *Company*:

Michael Page International plc

2. Name of scheme

Michael Page International plc Executive Share Option Scheme

3. Period of return:

From 1st July 2008 to 16th December 2008

4. Balance under scheme from previous return:

7,179,704

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of *securities* issued/allotted under scheme during period:

849,403

7. Balance under scheme not yet issued/allotted at end of period

6,330,301

8. Number and *class* of *securities* originally listed and the date of admission

37,135,159 ordinary shares of 1p each - 19th December 2005.

9. Total number of *securities* in issue at the end of the period

321,970,067 ordinary shares of 1p each

Name of contact Jeremy Tatham

Address of contact Michael Page International plc,
Page House,
1 Dashwood Lang Road,
The Bourne Business Park,
Addlestone,
Weybridge,
Surrey, KT15 2QW

Telephone number of contact (01932) 264144

Signed by Kelvin Stagg

Company secretary, for and on behalf of

Name of *applicant* Michael Page International plc.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

END